SOLARGAPS INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SolarGaps Inc.
Redwood City, California

We have reviewed the accompanying financial statements of SolarGaps Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of SolarGaps Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 15, 2023

SOLARGAPS INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	62,450
Inventory		1,781
Prepayments to suppliers		356,179
TOTAL CURRENT ASSETS		420,410
OTHER ASSETS		
Intangible assets		4,713
TOTAL ASSETS	$	425,123

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Notes payable - related party	$	70,680
Customer advances		52,332
Other current liabilities		1,326
TOTAL CURRENT LIABILITIES		124,338
TOTAL LIABILITIES		124,338
SHAREHOLDERS' EQUITY		
Common stock, see note 4		700
Additional paid-in capital		68,400
SAFE obligations		1,052,723
Accumulated deficit		(821,038)
TOTAL SHAREHOLDERS' EQUITY		300,785
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	425,123

See independent accountant's review report and accompanying notes to financial statements.

SOLARGAPS INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	**19,853**
COST OF GOODS SOLD		**19,853**
GROSS PROFIT		**-**
OPERATING EXPENSES		
Amortization expense		**524**
General and administrative		**215**
Professional fees		**430,674**
Sales and marketing		**121,019**
TOTAL OPERATING EXPENSES		**552,432**
NET OPERATING INCOME/(LOSS)		**(552,432)**
OTHER INCOME/(EXPENSES)		
Cancellation of debt		**28,417**
TOTAL OTHER INCOME/(EXPENSES)		**28,417**
NET INCOME (LOSS)	**$**	**(524,015)**

See independent accountant's review report and accompanying notes to financial statements.

SOLARGAPS INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2022	7,000,000	$ 700	68,400	384,119	$ (297,023)	$ 156,196
Issuance of SAFE obligations	-	-	-	727,609	-	$ 727,609
Equity issuance costs	-	-	-	(59,005)	-	$ (59,005)
Net loss	-	-	-	-	(524,015)	$ (524,015)
ENDING BALANCE, DECEMBER 31, 2022	7,000,000	$ 700	$ 68,400	$ 1,052,723	$ (821,038)	$ 300,785

See independent accountant's review report and accompanying notes to financial statements.

SOLARGAPS INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (524,015)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Amortization and depreciation expense	524
Cancellation of debt	(28,417)
(Increase) decrease in assets:	
Prepayments to suppliers	(60,479)
Increase (decrease) in liabilities:	
Deferred revenue	5,435
Other current liabilities	493
CASH USED FOR OPERATING ACTIVITIES	(606,459)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	668,604
CASH PROVIDED BY FINANCING ACTIVITIES	668,604
NET INCREASE IN CASH	62,145
CASH AT BEGINNING OF YEAR	305
CASH AT END OF YEAR	$ 62,450

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
SolarGaps Inc. was incorporated in the state of Delaware on August 15, 2016. The Company's headquarters are located in Redwood City, CA. SolarGaps Inc. is the distributor of window blinds for residential and commercial use with features designed for renters, homeowners and small businesses to affordably reduce energy usage, create renewable energy and transition to energy independence:

DIY PLUG & PLAY - With apartment renters in mind, the interior wall brackets are designed as a non-permanent, plug & play solution with additional installation options for homeowners to maximize energy production.

ENERGY GENERATING - Built-in solar panels can generate up to 100W-150W of renewable energy per 10 sq. ft. (≈ 1 m2) of a window, enough to power 30 LED light bulbs or three MacBooks.

ENERGY REDUCING - In addition to generating solar energy, the window blinds also save energy by shading your home interior and reducing air conditioning costs by up to 80%.

AFFORDABLE - Energy surplus can either be stored in the battery or can easily be sold to your electricity company as green energy through a two-way meter they provide.

SMART FEATURES - Easily integrate with smart devices like Google Home, Echo, Nest Thermostat and more to control by voice, temperature and/or smartphone app.

SolarGaps mission is to make energy free and accessible to all. The Company is pioneering a method of energy distribution that will power the offices, homes, and cities of the future. By exploring innovative concepts and adopting new technologies, the Company can help move every city closer to their net zero goals.

Going Concern
Since Inception, the Company has relied on funds from the sale of common stock and issuances of SAFE obligations to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

    Inventory
    Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022, the balance of inventory related to finished goods was $1,781.

    Intangible Assets
    The Company has recorded intangible assets at cost. The intangible assets consist of patents. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Intangible Assets (continued)

the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

The Company amortizes the cost of intangible assets over their estimated useful life on a straight-line basis. Amortization expense amounted to $524 for the year ended December 31, 2022.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by solar products. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $19,853 in revenue.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2022, the Company had no research and development costs.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is still evaluating the effect of ASU-2020 – 06 on their financial statements.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. **Notes Payable – Related Party**

Since inception, related parties have provided loans to the Company valued at $70,680 as of December 31, 2022. Interest is accrued annually at 0% per annum. There are no minimum monthly payments or maturity date.

4. **Equity**

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 10,000,000 shares, at a $0.0001 par value per share. As of December 31, 2022, 7,000,000 shares have been issued and are outstanding.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFE"). The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $10,000,000 with an 80% discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

4.   **Equity (continued)**

SAFE Obligations (continued)
As of December 31, 2022, the Company had $1,111,728 of SAFE obligations outstanding, and recorded a cost of $59,005 in equity issuance costs, resulting in the net SAFE obligation of $1,052,723.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2022.

5.   **Crowdfunding Offering**

In November 2022, the Company launched a Crowdfunding Offering with StartEngine Capital, LLC (the "Intermediary") to raise up to $4,113,319 in Common Stock sales, at a price of $1.67 per share. The Company is attempting to raise a minimum amount of $10,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Intermediary is entitled up to a 9% compensation associated with the raise. Additionally, the Intermediary will receive 3% of securities of the total amount of investments raised in the offering, along the same terms as the investors. The campaign has a deadline of February 28, 2023.

6.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on August 15, 2016 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   **Subsequent Events**

Crowdfunding Offering
The Company successfully closed their crowdfunding campaign with StartEngine Capital, LLC. At the close of the offering, the Company sold a total of 80,864 shares of common stock for proceeds of $105,036.

Managements Evaluation
The Company has evaluated subsequent events through April 15, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.